EXHIBIT 12.1

SAN DIEGO GAS & ELECTRIC COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS

(Dollars in millions)

						Three Months Ended March 31, 2009
	2008	2007	2006	2005	2004
Fixed charges and preferred stock dividends:
Interest	$107	$105	$102	$77	$71	$27
Interest portion of annual rentals	1	3	3	3	2	—

Total fixed charges	108	108	105	80	73	27
Preferred stock dividends(1)	7	7	8	6	8	2

Combined fixed charges and preferred stock dividends for purpose of ratio	$115	$115	$113	$86	$81	$29

Earnings:
Pretax income from continuing operations	$451	$406	$394	$356	$361	$167
Total fixed charges (from above)	108	108	105	80	73	27
Less: interest capitalized	13	3	1	1	1	—

Total earnings for purpose of ratio	$546	$511	$498	$435	$433	$194

Ratio of earnings to combined fixed charges and preferred stock dividends	4.75	4.44	4.41	5.06	5.35	6.69

Ratio of earnings to fixed charges	5.06	4.73	4.74	5.44	5.93	7.19

(1)	In computing this ratio, “preferred stock dividends” represents the before-tax earnings necessary to pay such dividends, computed at the effective tax rates for the applicable periods.